02048000

PROCESSED
JUL 1 7 2002
THOMSON FINANCIAL

Holo?
6-28-02

RECEIVED
JUL - 2 2002
154
SEC MAIL PROCESSING SECTION WASH. D.C.

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
the Securities Exchange Act of 1934

For the month of June, 2002

Rio Narcea Gold Mines Ltd.
(Translation of registrant's name into English)

Avda. del Llaniello 13-Bajo Salas Asturias Spain 33860
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rio Narcea Gold Mines Ltd.
(Registrant)

Date: June 20, 2002

By: [signature]
[Print] Name: A. Lavandeira
Title: President & CEO

KAK/master forms/form 6-K

RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com

NEWS RELEASE

June 20, 2002 Trading Symbol: TSX: RNG

RIO NARCEA RESTRUCTURES ITS HEDGE BOOK

Shareholders to benefit from rising gold price

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce that due to its improved financial position and the more positive gold market outlook it has closed out its US$365 gold calls from 2003 onwards, which represented 58,244 ounces. The Company's gold hedging program was implemented pursuant to the loan arrangement with Deutsche Bank to cover market and exchange risks for the period of the credit facility. This hedging program is not subject to margin requirements.

The Company's current hedging position is:

Outstanding	Price	2002 (oz)	2003 (oz)	2004 (oz)	2005 (oz)	2006 (oz)	Total (oz)
Puts	US$280	34,554	22,586	21,014	25,900	6,960	111,014
	€300	91,122	70,646	40,226	70,610	89,420	362,024
							473,938
Calls	US$365	20,778	--	--	--	--	20,778
	€405	54,790	46,080	43,956	42,764	61,354	248,944
							269,722
Forwards	US$301						14,255

Chris von Christierson, Chairman stated "We believe the outlook for gold is bullish and have accordingly reduced our hedging position while maintaining downside protection, giving our shareholders the opportunity to benefit further from future gold price increases."

Rio Narcea is a mineral resource company with operations, development projects and exploration activities in Spain and Portugal. In 2002, the Company expects to produce over 155,000 ounces of gold at a cash cost of less than US$150 per ounce from its 100%-owned El Valle and Carlés mines.

For further information contact:

Alberto Lavandeira
President and CEO
Tel: (34) 98 583 1500
Fax: (34) 98 583 2159

Laurie Gaborit
Manager, Investor Relations
Tel: (416) 686 0386
Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com